Exhibit (b)(4)



                            BEAR, STEARNS & CO. INC.
                               383 Madison Avenue
                            New York, New York 10179

                   J.P. MORGAN SECURITIES INC. 270 Park Avenue
                            New York, New York 10017

                          Deutsche Bank Securities Inc.
                                 60 Wall Street
                            New York, New York 10005


                                                                December 6, 2004

                              Amended and Restated
                       Senior Subordinated Note Financing
                                Commitment Letter


Kelso & Company, L.P.
320 Park Avenue
New York, NY 10022

Attention:  Phil Berney

Ladies and Gentlemen:

            You have advised Bear, Stearns & Co. Inc. ("Bear Stearns"), J.P. Morgan Securities Inc. ("JPMorgan" and, together with Bear Stearns, the "Lead Arrangers") and Deutsche Bank Securities Inc. ("Deutsche Bank" and, together with the Lead Arrangers, the "Arrangers") that Kelso & Company, L.P. (together with certain of its affiliates and related investors, the "Purchasers"), has formed a new special purpose entity ("AcquisitionCo") and has formed or will form a newly formed single purpose holding company that owns or will own all of the outstanding equity interests in AcquisitionCo (the "Parent"), and intends to merge AcquisitionCo with and into Del Laboratories, Inc. (the "Target") in order to acquire the Target (the "Acquisition") through a merger upon a public proxy solicitation at a merger consideration of $35.00 per share and for total consideration of approximately $453.9 million (including the repayment of all indebtedness and sale-lease back transactions of approximately $70.9 million, but excluding fees, expenses and employment-related payments made at the time of consummation of the Acquisition which shall not exceed $48.0 million). You have further advised us that, upon consummation of the Acquisition, all of the outstanding equity interests of the Target will be owned by the Parent, that one or more affiliates of Kelso & Company, L.P. and existing management of the Target and certain other investors, if any, will contribute $138.7 million of common equity to the Parent (including not more than $5.0 million in rollover equity,

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if any), and that all of the existing indebtedness of the Target will be repaid simultaneously with the closing of the Acquisition and the financings described herein. We understand that the Acquisition will be effected pursuant to the Agreement and Plan of Merger among the Parent, AcquisitionCo and the Target that you have delivered to us (the "Merger Agreement"), as more specifically described in the Sources and Uses Table (the "Table") attached as
Schedule I to Exhibit A hereto, with the respective amounts (some of which are estimated amounts) expended in connection therewith being set forth in the Table. References herein to the "Transaction" shall include the Acquisition, the financings described herein and all other transactions related to the Acquisition and such financings. This amended and restated senior subordinated note financing commitment letter (the "Senior Subordinated Note Commitment Letter") supersedes, amends and restates, in its entirety, that certain senior subordinated note financing commitment letter, dated as of July 1, 2004, among the Arrangers, Kelso & Company, L.P. and Church & Dwight Co., Inc.

            You have also advised us that you propose to finance the Transaction and the related premiums, fees and expenses from the following sources: (a) not less than $138.7 million in common equity issued by the Parent to one or more affiliates of Kelso & Company, L.P. and to existing management of the Target (including not more than $5.0 million in rollover equity, if any) and certain other investors, if any (together with Kelso & Company, L.P. and certain of its affiliates, the "Investor Group"), on terms to be agreed upon by Kelso & Company, L.P. and reasonably satisfactory to us (the "Equity"), which will be contributed by the Parent to AcquisitionCo to finance the Acquisition, (b) available cash shown on the Target's balance sheet, (c) approximately $210.0 million under senior secured credit facilities in the aggregate amount of $260.0 million of the Target (directly or as successor to AcquisitionCo by merger) comprised of a $50.0 million revolving credit facility (the "Revolving Credit Facility") and a $210.0 million Term Loan B facility (the "Term Loan B Facility", together with the Revolving Credit Facility, the "Senior Facilities"), and (d) at least $150.0 million in cash proceeds from the issuance of senior subordinated unsecured notes of the Target (directly or as successor to AcquisitionCo by merger) (the "Senior Subordinated Notes") in a public offering or Rule 144A private placement (the "Senior Subordinated Note Financing"). The Revolving Credit Facility will be used to finance the continuing operations of the Target and its subsidiaries and other general corporate purposes after the Transaction; provided that up to $5.0 million of revolving borrowings may be made on the closing date of the Transaction in connection therewith.

            In connection with the Transaction, the Arrangers have been retained by you pursuant to an amended and restated engagement letter dated the date hereof (the "Engagement Letter") to provide the services described therein including, in the case of Bear Stearns and JPMorgan, to act as joint book lead underwriters, joint book lead initial purchasers and/or joint book lead placement agents, as applicable, and, in the case of Deutsche Bank or one of its affiliate, to act as a co-manager, with respect to the Senior Subordinated Note Financing or any other underwritten offering or private placement related to any other debt or convertible debt securities in connection with the financing of the Transaction.

            Each of Bear Stearns and JPMorgan is pleased to advise you that it is willing to act as a joint book lead underwriter, a joint book lead initial purchaser and/or a joint book lead placement agent for the Senior Subordinated Note Financing and Deutsche Bank is pleased to advise you that it or one of its affiliates is willing to act as a co-manager for the Senior

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                                                                          Page 3

Subordinated Note Financing, with Bear Stearns to appear on the left and JPMorgan to appear on the right, in each case above Deutsche Bank, on the front cover of any preliminary offering memorandum or preliminary prospectus prepared in connection with the Senior Subordinated Notes, and each of Bear Stearns, JPMorgan and Deutsche Bank is pleased to advise you of its commitment to you to purchase or place, severally and not jointly, 40.0%, 40.0% and 20.0%, respectively, of the Senior Subordinated Notes, on a pro rata basis, pursuant to one or more underwriting or purchase agreements in Bear Stearns' customary form (the "Note Purchase Agreement") and indentures and registration rights agreements which shall collectively include the terms, conditions and other provisions set forth in the Summary of Terms and Conditions attached hereto as Exhibit A (the "Senior Subordinated Note Term Sheet"), in the Senior Subordinated Note Fee Letter referred to below and such other representations warranties, conditions, covenants, events of default and other provisions and such other documents as are customary for financings of this kind. In addition, a portion of the economics of the Senior Subordinated Note Financing payable to the Arrangers may be shared by the Lead Arrangers, at their option, with additional underwriters, initial purchasers or placement agents, as determined by the Lead Arrangers in their discretion (allocated to the Arrangers proportionately to their selldown), but the aggregate amount payable to the Arrangers shall not thereby be increased. You agree, however, that, except as set forth above, no other underwriter, placement agent or initial purchaser will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Senior Subordinated Note Term Sheet, the Engagement Letter and the Senior Subordinated Note Fee Letter referred to below) will be paid in connection with the Senior Subordinated Note Financing, unless you and the Lead Arrangers shall so agree. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Senior Subordinated Note Term Sheet.

            The Purchasers, the Parent and AcquisitionCo will, and will cause the Target and their respective subsidiaries and affiliates to, comply in all material respects with the applicable requirements of Rule 144A or, as applicable, Regulations S-K or S-X, and the applicable securities laws and regulations and cooperate with the Arrangers in the offering and placement of the Senior Subordinated Note Financing, including, without limitation: (a) upon request of the Lead Arrangers, making requested members of senior management and representatives of the Purchasers, the Parent, AcquisitionCo, the Target and their respective subsidiaries and affiliates available to participate in information meetings with potential purchasers and rating agencies at such times and places as the Lead Arrangers may reasonably request, (b) providing to the Arrangers not later than the 30th day prior to the anticipated closing date of the Transaction (i) a preliminary offering memorandum or registration statement and preliminary prospectus (with Bear Stearns to appear on the left and JPMorgan to appear on the right, in each case above Deutsche Bank, on the front cover of such preliminary offering memorandum or preliminary prospectus) with respect to the Senior Subordinated Notes to be distributed at such time as is specified by the Lead Arrangers to potential purchasers, containing all relevant information about the Transaction and the Purchasers, the Parent, AcquisitionCo and the Target and their respective subsidiaries and affiliates and any other matters that the Lead Arrangers may deem reasonably necessary to complete a successful offering or that the Arrangers, the Purchasers, the Parent, AcquisitionCo or the Target may reasonably consider necessary or appropriate for accurate, complete and adequate disclosure (including audited, pro forma and other financial statements and schedules of the Parent, AcquisitionCo and the Target of the type that would be required in a registered public offering), (ii) management's projections (including

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                                                                          Page 4

balance sheets, income statements and statements of cash flow) for the Target for fiscal years 2004 through 2011 after giving pro forma effect to the Transaction (the "Projections"), and (iii) such other information as may reasonably be requested by the Arrangers or their counsel, (c) commencing one or more "road shows" with respect to the Senior Subordinated Note Financing as soon after delivery of the aforesaid preliminary offering memorandum as is reasonably feasible, at such times as the Lead Arrangers may reasonably indicate, and (d) meeting with rating agencies, providing them with such information at such times and in such forms as they may reasonably request and, at the Purchasers' expense, working with the Lead Arrangers to procure ratings for the Senior Subordinated Notes by Moody's Investors Service, Inc. and Standard & Poor's Ratings Group prior to the commencement of the placement efforts in respect of the Senior Subordinated Notes.

            To assist the Arrangers in their placement efforts, you agree promptly to prepare and provide to the Arrangers all information with respect to the Parent, AcquisitionCo, the Target and the Transaction, including all financial information and Projections, as we may reasonably request in connection with the placement of the Senior Subordinated Notes. You hereby represent and covenant that (a) all factual information other than the Projections and other forward-looking statements and information (the "Information") that has been or will be made available to the Arrangers by you or any of your representatives, taken as a whole, is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections and other forward-looking statements and information that have been or will be made available to the Arrangers by you or any of your representatives have been or will be prepared in good faith based upon assumptions believed to be reasonable at the time of the preparation thereof; provided, that (i) the Purchasers are making the representation and covenant in clause (a) of this sentence only to the best of their knowledge and
(ii) the Parent, AcquisitionCo, the Target and their subsidiaries will upon assumption of the obligations of the Purchasers under this Senior Subordinated Note Commitment Letter be bound by such representation and covenant whether or not they have (and otherwise without regard to) any knowledge as to the matters set forth therein. You understand that in placing the Senior Subordinated Notes we may use and rely on the Information, the Projections and other forward-looking statements and information without independent verification thereof.

            As consideration for the commitments and agreements of the Arrangers hereunder you agree to pay, or to cause the Target to pay, the nonrefundable fees set forth in the Senior Subordinated Note Term Sheet and in the amended and restated senior subordinated note financing fee letter dated the date hereof and delivered herewith (the "Senior Subordinated Note Fee Letter"), as and when indicated therein, and to perform the obligations set forth in the Senior Subordinated Note Fee Letter, including those relating to changes in the pricing, amounts, terms and structure of the Senior Subordinated Note Financing.

            Each Arranger's commitments and agreements hereunder are subject to
(a) the Lead Arrangers' being reasonably satisfied that, after July 1, 2004, there shall not have occurred or become known to us any event, development, condition or circumstance that has had or could reasonably be expected to have a material adverse effect on the Transaction or on the

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                                                                          Page 5

business, assets, property, financial condition or results of operations of the Target and its subsidiaries, taken as a whole, (b) the Lead Arrangers not becoming aware after July 1, 2004, of any information or other matter (including any matter relating to financial models and underlying assumptions relating to the Projections and projected cost savings increasing projected EBITDA) affecting the Target or the Transaction that in the Lead Arrangers' reasonable judgment is inconsistent in a material and adverse manner with any such information or other matter disclosed to us prior to July 1, 2004, (c) there not having occurred, after July 1, 2004, a material disruption of or material adverse change in financial, banking or capital market conditions generally, or in the markets for new issuances of high yield securities specifically, in each case that, in the reasonable judgment of the Lead Arrangers, would reasonably be expected to materially impair the satisfactory placement of the Senior Subordinated Notes, (d) the Lead Arrangers' reasonable satisfaction that prior to and during the placement of the Senior Subordinated Notes there shall be no offering, placement or arrangement of any debt securities or bank financing by or on behalf of the Parent, AcquisitionCo or the Target and/or any of their respective controlled affiliates (and in any event excluding the Purchasers and their other respective subsidiaries) that could disrupt, compete with or otherwise interfere with the satisfactory placement of the Senior Subordinated Notes (other than the Senior Facilities), (e) the Merger Agreement and related definitive documentation with respect to the Acquisition not having been terminated or otherwise ceased to be in full force and effect, on substantially the terms and conditions as previously provided to us or as waived, amended or supplemented in any immaterial respect or with the Arrangers' consent (which will not be unreasonably withheld), (f) the negotiation, execution and delivery on or before January 31, 2005 of definitive documentation with respect to the Senior Subordinated Note Financing reasonably satisfactory to the Arrangers and their counsel, (g) performance in all material respects of all of the obligations set forth in the Engagement Letter, (h) your compliance in all material respects with your covenants and agreements with us in respect of the Transaction (including, without limitation, your covenants and agreements contained in this Senior Subordinated Note Commitment Letter, the Senior Subordinated Note Fee Letter and the Engagement Letter) and the correctness in all material respects of your representations and warranties to us in connection therewith, and (i) the satisfaction of the other conditions set forth or referred to in the Senior Subordinated Note Term Sheet, the Senior Subordinated Note Fee Letter and/or the Engagement Letter. The terms and conditions of the Arrangers' commitments hereunder and of the Senior Subordinated Note Financing are not limited to those set forth herein and in the Senior Subordinated Note Term Sheet. Those matters that are not covered by the provisions hereof (including the immediately preceding paragraph hereof) and of the Senior Subordinated Note Term Sheet are subject to the approval and agreement of the Arrangers and you.

            You agree (a) to indemnify and hold harmless each Arranger, their affiliates and their respective officers, directors, employees, attorneys, advisors, and agents (each, an "Indemnified Person") as set forth in Annex A hereto, (b) subject to and upon the closing of the Acquisition, to reimburse each Arranger and its affiliates on written demand for all reasonable out-of-pocket expenses (including reasonable fees, charges and disbursements of one firm of counsel) incurred in connection with the preparation and negotiation of this Senior Subordinated Note Commitment Letter, the Senior Subordinated Note Term Sheet and the Senior Subordinated Note Fee Letter or the administration, amendment, modification or waiver thereof (it being understood that such expenses shall not include any out-of-pocket expenses of

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                                                                          Page 6

the Arrangers and their respective affiliates incurred in connection with the Senior Subordinated Note Financing after July 1, 2004), and (c) to pay all customary Blue Sky, National Association of Securities Dealers, Inc., rating agency and document printing fees and expenses and any customary road show expenses. No Indemnified Person shall be liable for any damages arising from the use by unauthorized persons of Information or other materials sent through electronic, telecommunications or other information transmission systems that are intercepted by such persons or for any special, indirect, consequential or punitive damages on any theory of liability in connection with any act, omission, breach, occurrence or event relating in any respect to any of the Senior Subordinated Note Financing or the Transaction.

            You acknowledge that each of Bear Stearns, JPMorgan and Deutsche Bank and their affiliates (the terms "Bear Stearns," "JPMorgan" and "Deutsche Bank" as used in this paragraph being understood to include such affiliates) may be providing debt financing, equity capital or other services to other companies in respect of which you or the Target may have conflicting interests regarding the Transaction and otherwise. Bear Stearns, JPMorgan and Deutsche Bank will not use confidential information obtained from you by virtue of the Transaction or their other relationships with you in connection with the performance by Bear Stearns, JPMorgan or Deutsche Bank of services for other companies, and Bear Stearns, JPMorgan and Deutsche Bank will not furnish any such information to other companies. You also acknowledge that Bear Stearns, JPMorgan and Deutsche Bank have no obligation to use in connection with the Transaction, or to furnish to you, confidential information obtained from other companies.

            This Senior Subordinated Note Commitment Letter may be assigned by you to the Parent and/or AcquisitionCo, shall not otherwise be assignable by you without the prior written consent of each Arranger (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the signatory parties hereto and their permitted assigns and is not intended to confer any benefits upon, or create any rights in favor of the Target, any existing owner of the Target, or any other person except the signatory parties hereto and the Indemnified Persons. This Senior Subordinated Note Commitment Letter may not be amended or waived except by an instrument in writing signed by you and each Arranger. This Senior Subordinated Note Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Senior Subordinated Note Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. This Senior Subordinated Note Commitment Letter, the Senior Subordinated Note Fee Letter and the Engagement Letter are the only agreements that have been entered into among us with respect to the Senior Subordinated Note Financing and set forth the entire understanding of the parties with respect thereto.

            You acknowledge and agree that any or all of the commitments and the other duties, rights and obligations of each of Bear Stearns, JPMorgan and Deutsche Bank under this Senior Subordinated Note Commitment Letter, the Senior Subordinated Note Fee Letter and the Engagement Letter may be assumed (in whole or in part) by Bear Stearns Corporate Lending Inc. ("BSCL"), JPMorgan Chase Bank, N.A. ("JPMCB") and Deutsche Bank AG Cayman Islands Branch ("DBCIB"), respectively, in the sole discretion of BSCL, JPMCB or DBCIB, respectively. BSCL, JPMCB and DBCIB may jointly elect to assume such commitments in the form of

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commitments to provide senior subordinated loans on terms substantially identical to those provided for the Senior Subordinated Notes in this Senior Subordinated Note Commitment Letter and the Senior Subordinated Note Fee Letter and reasonably satisfactory to you, but only if all of the commitments hereunder are assumed in the form of senior subordinated loans. Any assumption by BSCL, JPMCB or DBCIB hereunder shall be binding only if set forth in a written instrument executed and delivered by BSCL, JPMCB and/or DBCIB, respectively, and shall be enforceable only as therein set forth, on terms reasonably satisfactory to you.

            This Senior Subordinated Note Commitment Letter is delivered to you on the understanding that neither this Senior Subordinated Note Commitment Letter, the Senior Subordinated Note Term Sheet, the Senior Subordinated Note Fee Letter or the Engagement Letter, nor any of their terms or substance shall be disclosed, directly or indirectly, by you to any other person except (a) to other members of the Investor Group and your and their directors, officers, employees, agents, attorneys, accountants and advisors who are directly involved in the consideration of this matter or (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly thereof); provided, that this Senior Subordinated Note Commitment Letter and the Senior Subordinated Note Term Sheet only may be disclosed to the Target and its directors, officers, employees, attorneys, accountants and advisors on a confidential basis, and the Senior Subordinated Note Term Sheet and/or any of the terms or substance thereof may be disclosed to prospective lenders and investors in connection with the financing of the Transaction.

            The compensation, reimbursement, indemnification and confidentiality provisions contained herein and the provisions contained in paragraphs 2, 3, 4 and 5 of the Senior Subordinated Note Fee Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Senior Subordinated Note Commitment Letter or Bear Stearns', JPMorgan's or Deutsche Bank's commitment hereunder; provided, that your obligations under this Senior Subordinated Note Commitment Letter, other than those arising under the fifth, seventh (as to such Senior Subordinated Note Fee Letter provisions) and thirteenth paragraphs hereof and those arising under such provisions of the Senior Subordinated Note Fee Letter, shall automatically terminate and be superseded by the provisions of the definitive documentation relating to the Senior Subordinated Note Financing upon the initial funding thereunder, and you shall automatically be released from all liability in connection therewith at such time.

            This Senior Subordinated Note Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York. You hereby irrevocably submit to the non-exclusive jurisdiction of any court of the State of New York located in the County of New York or the United States District Court for the Southern District of the State of New York, or any appellate courts from any thereof, for the purpose of any suit, action or other proceeding arising out of this Senior Subordinated Note Commitment Letter, the Senior Subordinated Note Fee Letter, the Engagement Letter, or any of the agreements or transactions contemplated hereby, which is brought by or against you and you (i) hereby irrevocably agree that all claims in respect of any such suit, action or proceeding may be heard and determined in any such court and
(ii) hereby agree not to commence any action, suit or proceeding relating to this Senior Subordinated Note Commitment Letter, the Senior Subordinated Note Fee Letter, the Engagement Letter, or any such other agreements or transactions other than in such court

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except to the extent mandated by applicable law. You hereby waive any objection that you may now or hereafter have to the venue of any such suit, action or proceeding in any such court or that such suit, action or proceeding was brought in an inconvenient court and agree not to plead or claim the same. You hereby acknowledge that you have been advised by counsel in the negotiation, execution and delivery of this Senior Subordinated Note Commitment Letter, the Senior Subordinated Note Fee Letter, the Engagement Letter, and the other agreements and transactions contemplated hereby, that no Arranger has any fiduciary relationship with or fiduciary duty to you or any other person arising out of or in connection with this Senior Subordinated Note Commitment Letter, the Senior Subordinated Note Fee Letter, the Engagement Letter, or any of the other agreements or transactions contemplated hereby and that no Arranger has been retained to advise or has advised you or any other person regarding the wisdom, prudence or advisability of entering into or consummating the Transaction. YOU HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS SENIOR SUBORDINATED NOTE COMMITMENT LETTER, THE SENIOR SUBORDINATED NOTE FEE LETTER OR ANY OF THE OTHER AGREEMENTS OR TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO.

            The Purchasers hereby agree to cause the Target to become liable (whether by merger with AcquisitionCo or otherwise), effective upon the closing of the Acquisition, for any and all liabilities and obligations of the Purchasers relating to or arising out of any of the Purchasers' duties, responsibilities and obligations hereunder. The duties, responsibilities, liabilities and obligations of the Purchasers hereunder shall terminate once this Senior Subordinated Note Commitment Letter becomes a legal, valid and binding obligation of the Target (to the extent enforceable under applicable law).

            You agree to deliver to the Arrangers all documentation and other information required by bank, securities or other regulatory authorities under applicable "know your customer" and anti-money laundering rules and regulations, including without limitation the U.S.A. Patriot Act.

            If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Senior Subordinated Note Term Sheet, the Senior Subordinated Note Fee Letter and the Engagement Letter by returning to us executed counterparts hereof, of the Senior Subordinated Note Fee Letter and of the Engagement Letter not later than 11:59 p.m., New York City time, on December 6, 2004. The commitments and agreements of the Arrangers herein will automatically expire at 11:59 p.m., New York City time, (a) on December 6, 2004 in the event we have not then received such executed counterparts in accordance with the immediately preceding sentence and (b) on January 31, 2005, if the Closing Date has not then occurred. Each Arranger may terminate its commitments and agreements under this Senior Subordinated Note Commitment Letter at any time if any breach or default occurs and is continuing in the performance of any of your obligations to any of the Arrangers with respect to the Transaction or if the Merger Agreement is terminated. You may at any time terminate such commitments and agreements in their entirety (but not in part).

            We are pleased to have been given the opportunity to assist you in connection with this important financing.


                                    Very truly yours,

                                    BEAR, STEARNS & CO. INC.

                                    By:   /s/ Lawrence Alletto
                                       -----------------------------------------
                                       Name:  Lawrence Alletto
                                       Title: Senior Managing Director

                                    J.P. Morgan Securities Inc.

                                    By:   /s/ Claudette Kraus
                                       -----------------------------------------
                                       Name:  Claudette Kraus
                                       Title: Vice President

                                    Deutsche Bank Securities Inc.

                                    By:   /s/ John C. Cushman
                                       -----------------------------------------
                                       Name:  John C. Cushman
                                       Title: Director

                                    By:   /s/
                                       -----------------------------------------
                                       Name:
                                       Title: Director

Accepted and agreed to
as of the date first
written above by:
Kelso & Company, L.P.


By: /s/ Howard A. Matlin
   -----------------------------------
   Name:  Howard A. Matlin
   Title: VP & CFO

                                                                         Annex A
                                                                         -------

                           Indemnification Provisions
                           --------------------------

            Capitalized terms used and not otherwise defined herein are used with the meanings attributed thereto in the Amended and Restated Senior Subordinated Note Commitment Letter dated December 6, 2004 (the "Senior Subordinated Note Commitment Letter") from Bear, Stearns & Co. Inc., J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. to Kelso & Company, L.P. (the "Indemnifying Party"), of which these Indemnification Provisions form an integral part.

            To the fullest extent permitted by applicable law, the Indemnifying Party agrees that it will indemnify and hold harmless each of the Indemnified Persons from and against any and all losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses and disbursements and any and all actions, suits, proceedings and investigations in respect thereof and any and all legal or other costs, expenses and disbursements in giving testimony or furnishing documents in response to a subpoena or otherwise (including, without limitation, the costs, expenses and disbursements, as and when incurred, of investigating, preparing or defending any such action, proceeding or investigation (whether or not in connection with litigation in which any of the Indemnified Persons is a party) and including, without limitation, any and all losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses and disbursements, resulting from any negligent act or omission of any of the Indemnified Persons), directly or indirectly, caused by, relating to, based upon, arising out of or in connection with (i) the Transaction, (ii) the Senior Subordinated Note Commitment Letter, the Senior Subordinated Note Fee Letter, the Engagement Letter or the Senior Subordinated Note Financing, (iii) any untrue statement or alleged untrue statement of a material fact contained in any prospectus, offering memorandum or private placement memorandum (preliminary or otherwise) or any omission or alleged omission to state a material fact required to be stated therein, or necessary to make the statements contained therein, in the light of the circumstances under which they were made, not misleading, or (iv) any untrue statement or alleged untrue statement of a material fact contained in, or omissions or alleged omissions in, information furnished by the Indemnifying Party or any of its subsidiaries or affiliates to any of the Indemnified Persons or any other person in connection with the Transaction or the Senior Subordinated Note Commitment Letter, provided, however, that (a) such indemnity agreement shall not apply to any portion of any such loss, claim, damage, obligation, penalty, judgment, award, liability, cost, expense or disbursement to the extent it is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to have resulted from the gross negligence, bad faith or willful misconduct of any of the Indemnified Persons and (b) only the Parent, the Target, AcquisitionCo and their subsidiaries who become bound by the provisions of the Senior Subordinated Note Commitment Letter shall have any liability in respect of any matter arising under the foregoing clause (iii).

            These Indemnification Provisions shall be in addition to any liability which the Indemnifying Party may have to the Indemnified Persons.

            If any action, suit, proceeding or investigation is commenced, as to which any of the Indemnified Persons proposes to demand indemnification, it shall notify the Indemnifying Party with reasonable promptness, provided, however, that any failure by any of the Indemnified

                                   Annex A-1

Persons to so notify the Indemnifying Party shall not relieve the Indemnifying Party from its obligations hereunder except to the extent that the Indemnifying Party is materially prejudiced thereby. The Lead Arrangers, on behalf of the Indemnified Persons, shall have the right to retain a single firm of counsel of their choice (and such other single local or special counsel as they may reasonably deem appropriate) to represent all the Indemnified Persons and the Indemnifying Party agrees to pay the reasonable fees, expenses and disbursement of such counsel (except to the extent that the proviso at the end of the second paragraph hereof is applicable), and such counsel shall, to the extent consistent with its professional responsibilities, cooperate with the Indemnifying Party and any counsel designated by the Indemnifying Party. The Indemnifying Party shall be liable for any settlement of any claim against any of the Indemnified Persons made with its written consent, which consent shall not be unreasonably withheld. Without the prior written consent of the Lead Arrangers, the Indemnifying Party shall not settle or compromise any such claim, or permit a default or consent to the entry of any judgment in respect thereof, except for any settlement that is made only for payment of money by the Indemnifying Party and includes an unconditional release of all the Indemnified Persons in form and substance reasonably satisfactory to the Lead Arrangers.

            In order to provide for just and equitable contribution, if a claim for indemnification pursuant to these Indemnification Provisions is made but is found by a judgment of a court of competent jurisdiction (not subject to further appeal) that such indemnification may not be enforced in such case, even though the express provisions hereof provided for indemnification in such case, then the Indemnifying Party, on the one hand, and the Indemnified Persons, on the other hand, shall contribute to the losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses and disbursements to which the Indemnified Persons may be subject in accordance with the relative benefits received by the Indemnifying Party, on the one hand, and the Indemnified Persons, on the other hand, and also the relative fault of the Indemnifying Party, on the one hand, and the Indemnified Persons, on the other hand, in connection with the statements, acts or omissions which resulted in such losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses and disbursements and the relevant equitable considerations shall also be considered. No person found liable for a fraudulent misrepresentation shall be entitled to contribution from any other person who is not also found liable for such fraudulent misrepresentation. Notwithstanding the foregoing, none of the Indemnified Persons shall be obligated to contribute any amount hereunder that exceeds the amount of fees previously received by such Indemnified Person pursuant to the Senior Subordinated Note Commitment Letter and the Senior Subordinated Note Fee Letter.

            Neither the expiration or termination of Bear Stearns', JPMorgan's or Deutsche Bank's commitments under the Senior Subordinated Note Commitment Letter nor the purchase or payment of Senior Subordinated Notes shall affect these Indemnification Provisions which shall remain operative and in full force and effect; provided, that the Purchasers shall be released from all liability under these Indemnification Provisions when and as set forth in the Senior Subordinated Note Commitment Letter.

                                   Annex A-2

                                                                       Exhibit A
                                                                       ---------

                     $150,000,000 SENIOR SUBORDINATED Notes

                         Summary of Terms and Conditions

                                December 6, 2004

            Capitalized terms used and not otherwise defined herein are used with the meanings attributed thereto in the Amended and Restated Senior Subordinated Note Commitment Letter dated December 6, 2004 (the "Senior Subordinated Note Commitment Letter") from Bear, Stearns & Co. Inc., J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. to Kelso & Company, L.P., of which this Summary of Terms and Conditions forms an integral part.

Issuer: Target (directly or as successor to AcquisitionCo by merger) (the "Company"). The Company may initially be AcquisitionCo prior to its merger with the Target.

Securities:              $150.0 million in aggregate principal amount of
                         Senior Subordinated Notes due 2012 (the "Senior
                         Subordinated Notes").

Subordination:           Customary terms for financings such as this.

Use of Proceeds:         Proceeds from the sale of the Senior Subordinated
                         Notes will be used to fund the Transaction and to pay related fees and expenses.

Issue Price:             100% of the principal amount of the Senior
                         Subordinated Notes, or such other price to be determined by the Lead Arrangers, in their reasonable discretion.

Maturity:                Eight years from the date of issuance.

Interest:                The Senior Subordinated Notes will bear cash
                         interest at a fixed rate. Interest will be payable semi-annually and will be determined as set forth in the Senior Subordinated Note Fee Letter.

Guarantees:              The Senior Subordinated Notes will be guaranteed on
                         a senior subordinated basis by each of the Company's direct and indirect present and future domestic subsidiaries (the "Guarantors"). A subsidiary's guarantee will be released upon the sale of such subsidiary or such subsidiary ceasing to be a domestic subsidiary restricted by the covenants in the indenture governing the Senior Subordinated
                         Notes, subject to use of the proceeds therefrom in accordance with the asset sales covenant contained in the indenture.

                                  Exhibit A-1

Change of Control:       Each holder of the Senior Subordinated Notes will be
                         entitled to require the Company, and the Company must offer, to repurchase the Notes held by such holder at a price of 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase, upon the occurrence of a Change of Control (as defined in the related indenture). In addition, upon a Change of Control occurring at any time prior to the third anniversary of the Issuance
                         Date, the Company may redeem all of the Senior
                         Subordinated Notes then outstanding at par plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption, plus a premium equal to the coupon. Prior to making any repurchase offer, the Company will, within 90 days of the Change of Control, repay all obligations under its senior indebtedness (including the Senior Facilities and the Senior Subordinated Notes) or obtain the consent of the holders of such senior indebtedness to make such repurchase.

Optional Redemption:     Except as provided below and above under "Change of
                         Control", the Senior Subordinated Notes may not be redeemed prior to the fourth anniversary of the date of their issuance (the "Issuance Date").
                         Thereafter, the Senior Subordinated Notes may be redeemed, in whole or in part on a pro rata basis, at the option of the Company, at a price equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, plus a premium equal to half of the coupon, with such premium declining ratably to zero on the sixth anniversary of the Issuance Date. In addition, at any time prior to the third anniversary of the Issuance Date, the Company may redeem on one or more occasions, up to 35% of the aggregate principal amount of the Senior Subordinated Notes originally issued at a premium equal to the coupon, with the proceeds of specified equity offerings;
                         provided that at least 65% of the aggregate principal amount of the Senior Subordinated Notes originally issued remain outstanding after such redemption.

Mandatory Redemption:    None.

Conditions:              The availability of the Senior Subordinated Note
                         Financing shall be conditioned upon the continuing satisfaction on or before January 31, 2005 of the conditions precedent set forth in Exhibit B (the date upon which all such conditions precedent shall be satisfied, the "Closing Date").

Representations
and Warranties:          The Note Purchase Agreement will contain such
                         representations and warranties of the Company and the Guarantors as are

                                  Exhibit A-2
                         customary for financings of this kind, including, without limitation, representations and warranties relating to financial statements (including pro forma financial statements); absence of undisclosed liabilities; no material adverse change; corporate existence; compliance with law; corporate power and authority; enforceability of documentation; no conflict with law or contractual obligations; no material litigation; no default; ownership of property; liens; intellectual property; taxes; subsidiaries; environmental matters; regulatory and legal matters; solvency; labor matters; and accuracy of disclosure. The Note Purchase Agreement may also duplicate certain of the representations and warranties of the Company and the Guarantors contained in documentation for the Senior Facilities.

Covenants:               The Note Purchase Agreement and the related
                         indenture will contain such covenants of the Company and the Guarantors as are customary for financings of this kind, including, without limitation, as to:
                         (a) in the case of the Note Purchase Agreement, use of proceeds; complying with the provisions of the Senior Subordinated Note Commitment Letter, the
                         Senior Subordinated Note Fee Letter and the
                         Engagement Letter; and (b) in the case of the related indenture, furnishing of financial information; maintenance of existence; restrictions on liens; restrictions on indebtedness (including anti-layering provisions); restrictions on investments; restrictions on limitations of subsidiary distributions; restricted payments;
                         restrictions on issuances and sales of subsidiary stock; sales of assets; restrictions on mergers and consolidations; restrictions on transactions with affiliates; restrictions on business activities; and restrictions on payments for consent.

Defeasance:              Customary terms for financings such as this.

Registration Rights:     If the offering of the Senior Subordinated Notes is
                         effected pursuant to Rule 144A, the Company and the Guarantors will enter into a registration rights agreement whereby the Company and the Guarantors will agree (i) to file a registration statement (the
                         "Exchange Offer Registration Statement") within 90 days after the Closing Date with respect to an offer to exchange the Senior Subordinated Notes for new notes of the Company (the "New Senior Subordinated
                         Notes") registered under the Securities Act of 1933, as amended with terms identical to those of the Senior Subordinated Notes (the "Exchange Offer") and
                         (ii) to use all commercially reasonable efforts to cause such Exchange Offer Registration Statement to become effective no later than the day (such day, the "Effectiveness Date") that is the 180th day after such Exchange Offer Registration Statement was

                                  Exhibit A-3
                         filed. In the event that applicable law or interpretations of the staff of the Securities and Exchange Commission do not permit the Company and the Guarantors to effect the Exchange Offer, or if any holder of the Senior Subordinated Notes (including any Arranger) is not permitted to participate in, or does not receive the benefit of, the Exchange Offer, the Company and the Guarantors will use their commercially reasonable efforts to cause to become effective a shelf registration statement with respect to the resale of the Senior Subordinated Notes (and the New Senior Subordinated Notes, if applicable) and to keep such shelf registration statement effective until all of the Senior Subordinated Notes (and the New Senior Subordinated Notes, if applicable) have been sold thereunder or may be sold without registration. The Senior Subordinated Notes and the New Senior Subordinated Notes are subject to the payment of liquidated damages in the form of increased interest if at any time after the Effectiveness Date a registration statement is not in effect and available for sales of the Senior Subordinated Notes and the New Senior Subordinated Notes thereunder. The liquidated damages shall initially be equal to 25 basis points, increasing every 12 weeks by 25 basis points up to a maximum of 100 basis points, for so long as a registration statement is not in effect and available for sales of the Senior Subordinated Notes and the New Senior Subordinated Notes thereunder.

Events of Default:       The Note Purchase Agreement and indenture for the
                         Senior Subordinated Notes will include such events of default as are customary for financings of this kind and, for as long as the Arrangers and their affiliates beneficially own more than a percentage to be agreed upon of the outstanding Senior
                         Subordinated Notes (other than those acquired after the Closing Date from a person other than the Arrangers and their affiliates), other events of default reasonably deemed appropriate by the Lead
                         Arrangers for this transaction in particular, including, without limitation, compliance with the Senior Subordinated Note Fee Letter.

Governing Law:           New York.

Counsel to the
Arrangers:               Latham & Watkins LLP


                                  Exhibit A-4

                                                                      Schedule I
                                                                      ----------



                            SOURCES AND USES TABLE(1)

Sources:
--------
            Term Loan B Facility:                $210.0
            Revolving Credit Facility:              0.0(2)
            Senior Subordinated Notes:            150.0
            Equity:                               138.7(3)
            Available Cash of the Target:           2.1(4)
                                                 ------
                  Total Sources:                 $500.7(5)


Uses:
-----

            Purchase Price:                      $383.2(6)
            Estimated Fees and Expenses:           25.0
            Severance Costs:                       21.6
            Repayment of Existing Indebtedness:    70.9(5)
                                                 ------
                  Total Uses:                    $500.7(5)

-------------------

--------

(1)   All dollars in millions.

(2) Total Revolving Credit Facility of $50.0 million. Assumes a closing as of December 31, 2004. Amount is estimated and approximate.

(3) Consists of $138.7 million of common equity contributed by one or more affiliates of Kelso & Company, L.P. and the existing management of Target (including not more than $5.0 million in rollover equity, if any) and certain other investors, if any.

(4) If available cash is less than this amount, the difference is expected to be made up with Revolving Credit Facility borrowings. Assumes a closing as of December 31, 2004. Amount is estimated and approximate.

(5) Assumes a closing as of December 31, 2004. Amount is estimated and approximate.


(6) Based on outstanding shares and options as of December 31, 2003. Subject to change depending on exercise of or other change in outstanding options.

                                                                       Exhibit B
                                                                       ---------


            The availability of the Senior Subordinated Note Financing, in addition to the conditions set forth in Exhibit A, shall be subject to the satisfaction of the following conditions. Capitalized terms used but not defined herein have the meanings given in the Amended and Restated Senior Subordinated Note Commitment Letter dated December 6, 2004 (the "Senior Subordinated Note Commitment Letter") from Bear, Stearns & Co. Inc., J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. to Kelso & Company, L.P. and said Exhibit A.

            (a) Each of the Parent, AcquisitionCo, the Target and the Guarantors, as applicable, shall have executed and delivered definitive documentation governing the Senior Subordinated Notes, including, without limitation, the Note Purchase Agreement, indenture and registration rights agreement (the "Senior Subordinated Note Financing Documents") reasonably satisfactory to the Arrangers.

            (b) The following transactions shall have occurred prior to, or shall occur concurrently with, the purchase of the Senior Subordinated Notes:

            (i) Parent shall have received a contribution of at least $138.7 million in common equity issued to the Investor Group (including not more than $5.0 million in rollover equity, if any), and shall have contributed the cash proceeds thereof to AcquisitionCo, all on terms and conditions reasonably satisfactory to the Arrangers, and such cash shall have been made available to finance the Transaction. The capital and ownership structure of the Parent, the Target and its subsidiaries after giving effect to the Transaction shall be as described herein and in all other respects reasonably satisfactory to the Arrangers.

            (ii) AcquisitionCo or the Target shall have received at least $210.0 million in cash from borrowings under the Term Loan B Facility and such cash shall have been made available to finance the Transaction and to pay related fees and expenses, and AcquisitionCo or the Target shall have entered into documentation providing for at least $50.0 million in available borrowings under the Revolving Credit Facility, in each case on terms and conditions reasonably satisfactory to the Arrangers. Each of the Parent, AcquisitionCo, the Target and the Guarantors, as applicable, shall have executed and delivered definitive documentation relating to the Senior Facilities, in all respects reasonably satisfactory to the Arrangers, and all conditions to borrowing under such facilities shall have been satisfied.

            (iii) The Acquisition shall have been consummated pursuant to the Merger Agreement in accordance with all applicable requirements of law in all material respects, including the repayment of all existing indebtedness of the Target and its subsidiaries and the payment of fees, expenses and severance costs not exceeding $48.0 million. No material provisions of the Merger Agreement shall have been amended, waived or otherwise modified without the consent of the Arrangers (not to be unreasonably withheld).

                                  Exhibit B-1

            (c) The Arrangers shall have received all fees required to be paid, and all expenses for which invoices have been presented, on the Closing Date.

            (d) All governmental and specifically identified third party approvals (including Hart-Scott-Rodino clearance and other required consents) necessary or, in the reasonable judgment of the Lead Arrangers, advisable in connection with the Transaction, the financing contemplated hereby and the continuing operations of the Target and its subsidiaries (including shareholder approvals, if any) shall have been obtained on terms reasonably satisfactory to the Lead Arrangers and be in full force and effect, and all applicable waiting periods shall have expired or terminated without any action being taken or threatened by any competent authority which would restrain, prevent or otherwise impose materially adverse conditions on the Transaction or the financing thereof.

            (e) The Arrangers shall have received and shall be reasonably satisfied as to the form and scope of (1) audited consolidated financial statements of the Target for the three most recent fiscal years ended prior to the Closing Date for which such financial statements are available, including balance sheets and income and cash flow statements and related notes thereto,
(2) unaudited interim consolidated balance sheets, income and cash flow statements of the Target, which shall have been reviewed pursuant to SAS 100, for the six months ended June 30, 2004 and, if the Senior Subordinated Notes are priced on or after November 15, 2004 (the "Financial Statements Extension Event") unaudited interim consolidated balance sheets, income and cash flow statements of the Target, which shall have been reviewed pursuant to SAS 100, for the nine months ended September 30, 2004, and (3) unaudited reviewed financial statements for the fiscal years ending 1999 and 2000, in each case, prepared in accordance with U.S. GAAP and Regulation S-X for a registration statement on Form S-1. The Arrangers acknowledge that they have received the financial statements referred to in clauses (1) and (3) above and that they have reviewed and are satisfied with such financial statements.

            (f) The Arrangers shall have received unaudited interim consolidated income and cash flow statements of the Target for each fiscal month ended subsequent to June 30, 2004 for which such statements are available.

            (g) The Arrangers shall have received and shall be reasonably satisfied as to the form and scope of a consolidated pro forma balance sheet and income statement of the Target as of and for the twelve-month period ending June 30, 2004 or, if the Financial Statements Extension Event has occurred, as of and for the twelve-month period ending September 30, 2004, in either case giving effect to the Transaction and the financings contemplated hereby as if such transaction had occurred on such date (in the case of the balance sheet) and at the beginning of such period (in the case of the income statement), prepared in accordance with Regulation S-X for a registration statement on Form S-1. The Arrangers shall have received the written permission of the Target to include each of the annual, quarterly and pro forma financial statements referred to in clause (e), clause (f) and clause (g) of this Exhibit B to the Senior Subordinated Note Commitment Letter in any marketing materials prepared in connection with the Senior Subordinated Notes.

            (h) The Arrangers shall reasonably be satisfied that the consolidated EBITDA of the Target for the twelve-month periods ended on the last day of the most recent fiscal quarter for which financial statements are available and on the last day of the most recent fiscal month for

                                  Exhibit B-2
which financial statements are available, in each case as determined without giving effect to the Transaction or any cost savings resulting therefrom in a manner reasonably satisfactory to the Arrangers, was not less than $46.0 million.

            (i) The Arrangers shall reasonably be satisfied that the Parent, AcquisitionCo, the Target and the Guarantors have complied with other customary closing conditions reasonably satisfactory to them, including (i) delivery of legal opinions (A) from counsel to the Company and the Guarantors (including, but not limited to, customary 10b-5 letters), (B) delivered pursuant to the Merger Agreement, accompanied by reliance letters in favor of the Arrangers, and
(C) from special and local counsel; (ii) accuracy in all material respects of the representations and warranties in the documentation for the Senior Subordinated Note Financing; (iii) the representations and warranties of the Target set forth in the Merger Agreement, without giving effect to any exception or qualification as to materiality or Material Adverse Effect (as defined in the Merger Agreement), shall be true and correct as of July 1, 2004 and as of the Closing Date, as if such representations and warranties were made as of July 1, 2004 and as of the Closing Date (except as to any such representation or warranty which speaks as of a specific date, which must be true and correct as of such specific date) except where the failure to be so true and correct would not, individually or in the aggregate with all such failures, be reasonably likely to have a Material Adverse Effect(as defined in the Merger Agreement);
(iv) absence of any default or event of default under the documentation for the Senior Subordinated Note Financing or any other material agreements, giving effect to the Transaction; (v) compliance with the obligations of the Purchasers, the Parent or the Target under the Senior Subordinated Note Commitment Letter, Senior Subordinated Note Fee Letter and the Engagement Letter; (vi) satisfactory confirmation of repayment of all existing indebtedness of the Target and its subsidiaries; (vii) evidence of authority; (viii) no violation of laws, statutes, rules or regulations; (ix) absence of litigation affecting the Transaction; (x) approval by the Arrangers of all agreements with affiliates; (xi) delivery of such other documents and instruments as are customary for transactions of this type or as the Arrangers may reasonably request; (xii) delivery of customary accountant's "comfort" letters and bring-down "comfort" letters; (xiii) delivery of a final offering memorandum or prospectus, as applicable, and effectiveness of any necessary registration statement; (xiv) absence of liens except liens permitted under the documentation for the Senior Subordinated Note Financing; and (xv) delivery of a solvency certificate by the Chief Financial Officer of the Target, pro forma for the Transaction.


                                  Exhibit B-3